February 18, 2011

VIA EDGAR AND US MAIL

Mr. Ethan Horowitz

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Seahawk Drilling, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 filed March 1, 2010 Form 10-Q for Fiscal Quarter Ended September 30, 2010 filed November 9, 2010 File No. 001-34231

Dear Mr. Horowitz:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by facsimile dated February 8, 2011 relating to the above-referenced filings (the “Filings”) of Seahawk Drilling, Inc. (the “Company”). For your convenience, our response is prefaced by the corresponding Staff comment in italicized text.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Results of Operations, page 22

1.	We have reviewed your response to prior comment two. In your disclosure of the changes in revenue over the three-month and nine-month periods ended September 30, 2010, you attribute the revenue decline primarily to the economic downturn and declining market conditions and PEMEX not renewing contracts for your rigs. Please expand your disclosure in future filings to quantify the amount of the changes contributed by each of the factors or material events that you identify. For example, disclose the dollar impact of the completion of contracts in Mexico. See Section III.D of SEC Release 33-6835 (May 18, 1989) for further guidance, which may be found at http://www.sec.gov/rules/interp/33-6835.htm.

United States Securities and Exchange Commission

February 18, 2011

Also, please confirm that you will separately disclose revenues generated in Mexico in your annual financial statements, which is required by FASB Accounting Standards Codification 280-10-50-41 if material.

Response: The Company will expand its disclosure in any applicable future filings to quantify the amount of the changes contributed by each of the factors or material events that it identifies consistent with the guidance in Section III.D. of the SEC Release referenced by the Staff. Also, the Company confirms that it will separately disclose, if applicable, revenues generated in Mexico in its annual financial statements, which is required by FASB Accounting Standards Codification 280-10-50-41, if material.

At the request of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters, he or she should contact the undersigned at (713) 369-7315.

Very truly yours,

Seahawk Drilling, Inc.

/s/ James R. Easter
James R. Easter
Senior Vice President and
Chief Financial Officer

cc:	Suying Li, United States Securities and Exchange Commission

Sandy Eisen, United States Securities and Exchange Commission